SECURITIES AND EXCHANGE COMMISSION

15048268

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RECEIVED
2015 FEB 25 PM 2:48
SEC / MR

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8-52290

3/10/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Track Data Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1122 Coney Island Avenue, Suite 203

Brooklyn, New York 11230

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aviva Jakubowitz (718) 522-7373

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Berman, CPA

1091 Furth Road, North Woodmere, NY 11581

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/13/15

TRACK DATA SECURITIES CORP.

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

TRACK DATA SECURITIES CORP.

DECEMBER 31, 2014

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplementary Information:	
Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1	12
Reconciliation of Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1 to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	12
Computation for Determination of Reserve Requirement Pursuant to Rule 15c 3-3	13
Subordinated Liabilities	13
Report of Independent Registered Public Accounting Firm on Exemption Report	14
Track Data Securities Corp. Exemption Report	15

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Directors
Track Data Securities Corp.
Brooklyn, NY

I have audited the accompanying statement of financial condition of Track Data Securities Corp. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.10 under the Commodities Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Track Data Securities Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934 and CFTC Regulation 1.16 under the Commodities Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Berman CPA
North Woodmere, NY
February 10, 2015

TRACK DATA SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and Cash Equivalents	$ 2,112,097
Receivable from Clearing Broker	103,694
Due From Parent	33,766
Other Assets	335,125
TOTAL ASSETS	$ 2,584,682

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 29,208
TOTAL LIABILITIES	29,208
Contingencies	
Shareholder's Equity:	
Common Stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding	1,305,000
Additional Paid In Capital	1,800,000
Retained Earnings	(549,526)
	2,555,474
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,584,682

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions	$ 2,401,884
Other Income	76,898
Total Revenues	2,478,782
Operating Expenses:	
Clearance and Exchange Fees	555,841
Commissions	10,764
Management Fees	600,000
Salaries and Wages	709,208
Professional Fees	36,750
Telephone and Data Access	473,259
Rent	43,200
Other Operating Expenses	56,616
Total Operating Expenses	2,485,638
Operating Income (Loss)	(6,856)
Other Income (Expense):	
Interest Income	1,194
Federal and State Income Taxes Benefit	2,629
Net Income (Loss)	$ (3,033)

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances, beginning	$ 1,305,000	$ 1,800,000	$ (546,493)	$ 2,558,507
Net Income (Loss)	-	-	(3,033)	(3,033)
Balances, ending	$ 1,305,000	$ 1,800,000	$ (549,526)	$ 2,555,474

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (3,033)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease in receivable from clearing broker	56,514
Increase in other assets	(7,942)
(Decrease) in Accounts Payable	(14,164)
Decrease in Due To From Parent	114,637
Total Adjustments	149,045
Net Cash Provided by Operating Activities	146,012
Cash Flows from Financing Activities	
	-
Net Cash (Used In) Financing Activities	-
Net Increase in Cash and Cash Equivalents	146,012
Cash and Equivalents, Beginning of Year	1,966,085
Cash and Equivalents, End of Year	$ 2,112,097

The Accompanying Notes Are an Integral Part
of These Financial Statements

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION AND BUSINESS

The Company was formed on December 10, 1998. The Company is registered with the United States Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company is a Delaware corporation and is a wholly-owned subsidiary of Track Data Corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission, FINRA and other regulatory agencies, which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1500% of "Net Capital", as defined. At December 31, 2014, the Company's "Net Capital" was $2,080,807 and the "Required Net Capital", as defined, was $ 100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 1.34%.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

If the Company fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies, which ultimately could require the Company's liquidation. In addition, a change in the net capital rules, the imposition of new rules, a specific operating loss, or any unusually large charge against net capital could limit those operations of the Company that require the intensive use of capital and could limit its ability to expand its business.

The operations of the Company are subject to reviews by regulators within its industry, which include the SEC and FINRA. In the past, certain reviews have resulted in the Company incurring fines and required the Company to change certain of its internal controls and operating procedures. Management does not expect any ongoing reviews to have a material effect on the Company's financial position or statement of operations.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company complies with its clearing firms' margin requirements and procedures. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. At year end the Company had $4,478,000 in margin credit extended to its customers. The Company believes it is unlikely to have to make material payments under the indemnification agreement and has not recorded any contingent liabilities in the financial statements. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, clearing firm, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company has no transactions which have created a deferred tax asset or liability.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 – CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is not currently

NOTE 2 – CONTINGENCIES - (Continued)

aware of any legal proceedings or claims that they believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Track Data Corporation.

For the year ended December 31, 2014, the Company paid $600,000 in management fees and $721,982 in expense reimbursements to Track Data Corporation.

At December 31, 2014, Track Data Corporation owed the company $33,766 for expense reimbursements, income taxes, and other transactions.

The Company files a consolidated income tax return with its parent. At December 31, 2014, the Company accrued tax benefits of $2,630 in income taxes, computed at statutory rates, from its parent.

The Company occupies space in a location leased by its parent.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable
Receivable from clearing organizations	$ 103,694
	$ 103,694

SUPPLEMENTARY INFORMATION

TRACK DATA SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$	2,555,474
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		2,555,474
Non-allowable assets		374,564
Net capital before haircuts on securities positions		2,180,910
Haircuts on securities		103
Net capital	$	2,180,807
Aggregate Indebtness		
Accounts Payable	$	29,208
Total Aggregate Indebtness	$	29,208
Computation of basic net capital requirement		
Minimum net capital requirement at 1,500 percent	$	1,947
Net capital requirement per aqreement with FINRA	$	100,000
Excess net capital	$	2,080,807
Net capital less 120% of net capital requirement	$	2,060,807
Ratio of aggregate indebtedness to net capital		1.34%

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

See the Accompanying Independent Auditor's Report

SUPPLEMENTARY INFORMATION
(CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company is exempt under Section (k)(2)(ii) of the rule. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at December 31, 2014, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

See the Accompanying Independent Auditor's Report

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

Board of Directors
Track Data Securities Corp.

I have reviewed management's statements, included in the accompanying exemption report, in which (1) Track Data Securities Corp. identified the following provisions of 17 C.F.R. § 15 3-3(k) under which Track Data Securities Corp. claimed an exemption from 17 C.F.R. § 240.15 3-3(k) (2) (ii) (the exemption provisions") and (2) Track Data Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Track Data Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Track Data Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions se forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Berman CPA

Robert Berman, CPA
North Woodmere, NY
February 10, 2015

Track Data Securities Corp. Exemption Report

Track Data Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) for the period January 1, 2014, through December 31, 2014, without exception.

____
Track Data Securities Corp.

I, Martin Kaye, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: CEO

February 10, 2015

Track Data Securities Corp.
1122 Coney Island Avenue, Brooklyn, NY 11230 Tel: 800.698.7225 Fax: 718.923.3126
Member FINRA/SIPC/NFA

ROBERT BERMAN, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

Stockholders and Directors
Track Data Securities Corp.
Brooklyn, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ([General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Track Data Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Track Data Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Track Data Securities Corp.'s management is responsible for the Track Data Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the period year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to and deductions from revenues noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

February 10, 2015